

March 6, 2014

Via E-mail
John Kirby Bray
Chief Financial Officer
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

> **Re: NewStar Financial, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for quarterly period ended September 30, 2013**
> **Filed November 6, 2013**
> **File No. 001-33211**

Dear Mr. Bray:

We have reviewed your supplemental response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2013
Financial Statements (Unaudited)
Notes to Condensed Consolidated Financial Statements
Note 10. Consolidated Variable Interest Entity, page 29

1. We note your response to comment 1 in your letter dated February 25, 2014, and in particular, your statement that if you were to run your risk model on the loans in the Arlington Fund (using the historical loss factors for loans held to maturity), considering the shortened hold period to coincide with the expected warehouse life, March 30, 2014, and not contemplating the aforementioned qualitative assessments, an allowance of $625 thousand would have been calculated as of September 30, 2013.

a. Please explain to us the contractual provisions regarding your equity position and the end of the ramp up hold period. For instance, explain what happens to your equity position and ultimately your consolidation analysis if you are unable to recapitalize the fund.

b. Please tell us the authoritative guidance that supports using of the shortened hold period in your allowance for credit loss methodology.

c. Please provide us with an estimate of the allowance for credit losses measured using your disclosed methodology *without* taking into consideration the shortened hold period. To the extent this amount/percentage is significantly different than the collectively evaluated allowance percentage for your leveraged finance portfolio, please explain why.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3437 if you have questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant